

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

November 5, 2009

Via International Mail

Zishen Wu
Chairman, President and Chief Executive Officer
Yongye Biotechnology International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC

> **Re:** **Yongye Biotechnology International, Inc.**
> **Amendment No. 2 to Registration Statement**
> **on Form S-1 onto Form S-3**
> **Filed October 20, 2009**
> **File No. 333-159892**
>
> **Form 10-K/A for the Year Ended December 31, 2008**
> **Filed October 20, 2009**
> **File No 001-34444**

Dear Mr. Wu:

We have reviewed your responses to the comments in our letter dated September 1, 2009 and have the following additional comments.

Registration Statement

The Offering, page 6

1. Your disclosure here and throughout discusses the shares underlying the warrants as not presently outstanding. We note your title "Common stock equivalents presently outstanding," for example. Please revise to reflect that the selling shareholders are offering for sale 25,843,050 shares and to show those shares as currently held by the selling shareholders, since we would consider them to be beneficially owned if the warrants are exercisable within 60 days.

2. We note your disclosure that "[w]e believe that the conditions required to be met

for 2,000,000 of such Escrow Shares have been satisfied as of October 16, 2009 and intend to file any required post-effective amendment necessary to deregister the offer and sale of such Escrow Shares hereunder once they have been returned to Full Alliance International Limited," and your response to our prior comment number 31. We do not understand the purpose of registering shares that you intend to deregister prior to their sale hereunder. Please advise.

3. Please also explain how the other 2,000,000 September escrow shares are "fully paid" if achievement of certain net income and fully diluted earnings per share targets for the year ended December 31, 2009 has not yet occurred.

Description of Business, page 20

4. Revise to delete the final sentence of the first paragraph on page 20, as these claims are not substantiated, or revise to reflect that the statements represent management's belief.

5. Refer to the second paragraph on page 21. We do not understand what relevance the gender of a farmer has on the conclusions drawn about farming methods. Please advise. Also, please provide a copy of the referenced FAO report.

Liquidity and Capital Resources, page 27

6. Refer to prior comment 19. We note that your operating cash flow discussion in Amendment #1 to Form 10-Q for the quarterly period ended June 30, 2009 merely recites changes in line items reported in the statement of cash flows. Please confirm that in future filings you will continue address material changes in the underlying drivers in terms of cash, similar to your discussion in Amendment #1 to Form 10-K for the fiscal year ended December 31, 2008.

Selling Stockholders, page 45

7. We note your response to our prior comment number 33; however, your revised disclosure no longer explains the "Make Good Escrow." Please be advised that you must include sufficient disclosure within the body of your registration statement to make clear the other disclosure therein. Please revise to explain the Make Good Escrow agreement and the provisions related to the September escrow shares.

Exhibit 5.1

8. Refer to assumption (f) in the second paragraph of the opinion. We view the company's due authorization, execution and delivery of documents to be

fundamental to the legal opinion and may not be assumed away.

9. Please delete assumption (h) as it forms the basis of counsel's opinion.

10. Please have counsel explain the need for the penultimate paragraph on page 2 of the opinion as it would appear to impact counsel's opinion that the shares are fully paid and non-assessable.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008

Consolidated Statements of Income, page F-4

11. Refer to prior comment 34. We note your response that the disclosure in the amended Form 10-K has been revised, however, the disclosure appears to be unchanged. Therefore we reissue our comment. Please remove the computation of net income per share for fiscal 2007 as this appears to be a pro forma calculation.

Accounts receivable and Bad Debt Reserve, page F-11

12. Refer to prior comment 36. Please tell us in greater detail why these allowance percentages and corresponding periods outstanding were selected and why you believe they are appropriate. For example, why does a receivable becoming outstanding for two years trigger an increase in the related allowance and why is fifty percent an appropriate percentage in that circumstance. Please be detailed in your response.

Item 9A: Controls and procedures

13. We note that you did not provide the evaluation of disclosure controls and procedures in the amended Form 10-K and amended Forms 10-Q. Please amend your filings to provide the required evaluation of disclosure controls and procedures. In addition, please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the Company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatements, describe the basis for the officers' conclusions.

Management's Report on Internal Control over Financial Reporting

14.   We note that you did not provide management's report on internal control over
        financial reporting in the amended Form 10-K. Please amend your Form 10-K to
        provide the required management's report on internal control over financial
        reporting. In addition, please note that the occurrence of a restatement of
        previously issued financial statements to correct errors is a strong indicator that
        material weaknesses in internal controls exist.

**********

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
response to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz,
Branch Chief - Legal

cc: Mitchell S. Nussbaum, Esq.
         (*via facsimile*) *(212) 504-3013*